Exhibit 99.1

InterCure Provides Update Following Class Action Dismissal

The Tel Aviv-Yafo District Court ruled in favor of InterCure and the defendants, dismissing the suit and ordering plaintiffs to pay legal expenses

NEW YORK and HERZLIYA, Israel — May 21, 2024 — InterCure Ltd. (NASDAQ: INCR) (TASE: INCR) (dba Canndoc) (“InterCure” or the “Company”), the leading cannabis company outside of North America, today announced that, further to the Company’s press release issued on April 25, 2023, in which the Company reported that, on April 23, 2023, it has informed that an application for approval of a class action in Israel was filed against twenty-six defendants, among them the leading cannabis groups in Israel, including the Company and three of its subsidiaries in which the subject of the application is the alleged claim that the defendants are in violation of the advertising prohibitions included in the Israeli regulations overseeing medical cannabis in Israel, the Company hereby reports that on May 16, 2024, the Tel Aviv-Yafo District Court issued a judgment dismissing the personal claims of each plaintiff and the said class action lawsuit against the defendants, ordering the plaintiffs to pay the defendants’s legal expenses.

About InterCure (dba Canndoc):

InterCure (dba Canndoc) (NASDAQ: INCR) (TASE: INCR) is the leading, profitable, and fastest growing cannabis company outside of North America. Canndoc, a wholly owned subsidiary of InterCure, is Israel’s largest licensed cannabis producer and one of the first to offer Good Manufacturing Practices (GMP) certified and pharmaceutical-grade medical cannabis products. InterCure leverages its market leading distribution network, best in class international partnerships and a high-margin vertically integrated “seed-to-sale” model to lead the fastest growing cannabis global market outside of North America.

For more information, visit: www.intercure.co.

Contact:

InterCure Ltd.
Amos Cohen, Chief Financial Officer
amos@intercure.co